Exhibit 99.B(d)(2)(AA)(i)

April 28, 2006

Jeffrey A. Everett

Templeton Global Advisors Limited

Box N-7759

Lyford Cay

Nassau, Bahamas

Dear Mr. Everett:

Pursuant to Section 6 of the Portfolio Management Agreement dated December 5, 2005 among ING Investors Trust, Directed Services, Inc. and Templeton Global Advisors Limited (the “Agreement”) we hereby modify the fee arrangement with the Portfolio Manager for ING Templeton Global Growth Portfolio (the “Portfolio”) by adding an additional portfolio with which to aggregate assets for purposes of calculating the portfolio management fees. Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement, effective April 28, 2006. The Amended Schedule A, with the annual portfolio management fees indicated for the Portfolio, is attached hereto.

Please signify your acceptance of the modified fee arrangement under the Agreement with respect to the Portfolio by signing below.

Very sincerely,

/s/Robert S. Naka
Robert S. Naka
Senior Vice President
ING Investors Trust

ACCEPTED AND AGREED TO:
Templeton Global Advisors Limited

By:	/s/Jeffery A. Everett
Name:	Jeffery A. Everett
Title:	President and Chief Investment Officer , Duly Authorized

7337 E. Doubletree Ranch Rd.	Tel: 480-477-3000	ING Investors Trust
Scottsdale, AZ 85258-2034	Fax: 480-477-2744
www.ingfunds.com

AMENDED SCHEDULE A

COMPENSATION FOR SERVICES TO SERIES

For the services provided by Templeton Global Advisors Limited (“Portfolio Manager”) to the following Series of ING Investors Trust, pursuant to the attached Portfolio Management Agreement, the Manager will pay the Portfolio Manager a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the Series:

SERIES	RATE

ING Templeton Global Growth Portfolio(1)	0.625% on first $50 million; 0.465% on next $150 million; 0.375% on next $300 million; 0.350% on next $300 million; and 0.300% thereafter

If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.

(1)           For purposes of calculating fees under this Agreement, the assets of the Series shall be aggregated with the assets of the ING Templeton Foreign Equity Portfolio, a series of ING Partners, Inc., and ING Franklin Income Portfolio, a series of ING Investors Trust, which are not parties to this Agreement.  The aggregated assets will be applied to the above schedule and the resulting fee shall be prorated back to each Series and its respective Adviser/Manager based on relative net assets.